

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 10, 2016

<u>Via E-mail</u>
Michael Welch
Chief Executive Officer
Rocky Mountain High Brands Inc.
9101 LBJ Freeway, Suite 200
Dallas, TX 75243

> **Re: Rocky Mountain High Brands Inc.**
> **Registration Statement on Form 10**
> **Filed August 3, 2016**
> **File No. 000-55609**

Dear Mr. Welch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2016 letter.

<u>General</u>

1.   Please update your disclosure as of a date reasonable close to the filing date of the registration statement. Refer to General Instruction C.(b) of Form 10. We note, for example, that your security ownership table on page 34 is dated as of March 21, 2016.

Financial Statements

Notes to Financial Statements
Note 7- Shareholders' Deficiency
Common Stock, page F-15

2.   We note your revised disclosures in Item 10. Sales of Unregistered Securities, page 47 in response to comment 3. Please revise your disclosures here relating to the shares issued regarding the acquisition of Chill Texas, Inc. and amended plan of reorganization, consistent with the disclosures presented on page 48.

Note 11-Acquisition, page F-17

3.   We note your disclosure on page 48 regarding your acquisition of Chill Texas, Inc. Please revise to disclose here how the acquisition of Chill Texas, Inc. is reflected in your financial statements. Disclose the fair value of consideration paid, assets acquired and liabilities assumed and provide the disclosures required by ASC 805-10-50 or explain to us why it is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Joe Laxague, Esq.
       Laxague Law, Inc.